Exhibit 99.1

Disclosure about Oil and Gas Producing Activities - Accounting Standards Codification 932, “Extractive Activities - Oil and Gas” (unaudited)

The following unaudited supplemental information on oil and gas exploration and production activities for 2018 and 2017 have been prepared in accordance with FASB Accounting Standards Codification 932, “Extractive Activities - Oil and Gas”:

Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Canadian provincial royalties are determined based on a graduated percentage scale, which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and Husky’s estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause Husky’s share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2018, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of developed or undeveloped reserves as of that date.

Note that the numbers in each column of the tables throughout this exhibit may not add due to rounding.

Results of Operations for Producing Activities(1) (unaudited)

	Year Ended December 31, 2018
($ millions)	Canada	China	Indonesia(2)	Total
Revenues, net of Royalties	2,769	1,082	173	4,024
Production and Operating Expenses	1,433	66	28	1,527
Depreciation, Depletion, Amortization & Impairment	1,442	369	44	1,855
Exploration & Evaluation Expenses	120	26	5	151

Earnings (Loss) Before Taxes	(226)	621	96	491
Income Taxes Expense (Recovery)	(62)	155	38	131

Results of Operations	(164)	466	58	360

	Year Ended December 31, 2017
($ millions)	Canada	China	Indonesia(2)	Total
Revenues, net of Royalties	3,584	1,013	39	4,636
Production and Operating Expenses	1,547	94	9	1,650
Depreciation, Depletion, Amortization & Impairment	1,863	386	12	2,261
Exploration & Evaluation Expenses	54	4	1	59

Earnings (Loss) Before Taxes	120	529	17	666
Income Taxes Expense (Recovery)	33	132	7	172

Results of Operations	87	397	10	494

(1)	The costs in this schedule exclude corporate overhead, interest expense and other operating costs, which are not directly related to producing activities.
(2)	Revenue and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities (unaudited)

($ millions)	Canada	China	Indonesia(1)	Total
2018
Property Acquisition
Unproved	11	—	—	11
Proved	34	—	—	34
Exploration	182	63	—	245
Development	2,273	150	23	2,446

Total Costs Incurred	2,500	213	23	2,736

2017
Property Acquisition
Unproved	55	—	—	55
Proved	18	—	—	18
Exploration	157	10	—	167
Development	1,394	10	50	1,454

Total Costs Incurred	1,624	20	50	1,694

(1)	Capital expenditures related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Acquisition costs include costs incurred to purchase, lease or otherwise acquire oil and gas properties.

Exploration costs include the costs of geological and geophysical activity, retaining undeveloped properties and drilling and equipping exploration wells.

Development costs include the costs of (i) drilling and equipping development wells and (ii) facilities to extract, treat, gather and store oil and gas.

Exploration and development costs include administrative costs and depreciation of support equipment directly associated with these activities.

The following table sets forth a summary of oil and gas property costs not being amortized at December 31, 2018, by the year in which the costs were incurred:

Withheld Costs (unaudited)

($ millions)	Total	2018	2017	Prior to 2016
Property Acquisitions
Canada	161	48	54	59
China	—	—	—	—
Indonesia(1)	—	—	—	—

Total Property Acquisitions	161	48	54	59

Exploration
Canada	862	180	130	552
China	64	63	1	—
Indonesia(1)	9	—	2	7

Total Exploration	935	243	133	559

Development
Canada	2,822	1,985	488	349
China	745	519	2	224
Indonesia(1)	140	16	21	103

Total Development	3,707	2,520	511	676

Capitalized Interest
Canada	120	50	28	42
China	160	64	20	76
Indonesia(1)	30	—	2	28

Total Capitalized Interest	310	114	50	146

Total Withheld Costs	5,113	2,925	748	1,440

(1)	Capital expenditures related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Capitalized Costs Relating to Oil and Gas Producing Activities (unaudited)

($ millions)	Canada	China	Indonesia(1)	Total
2018
Proved Properties(2)	39,212	4,975	878	45,065
Unproved Properties	934	63	10	1,007

	40,146	5,038	888	46,072
Accumulated DD&A, including impairments	(25,435)	(1,943)	(58)	(27,436)

Net Capitalized Costs	14,711	3,095	830	18,636

2017
Proved Properties(2)	36,802	5,003	788	42,593
Unproved Properties	831	7	9	847

	37,633	5,010	797	43,440
Accumulated DD&A, including impairments	(24,017)	(1,997)	(11)	(26,025)

Net Capitalized Costs	13,616	3,013	786	17,415

(1) Capital expenditures related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.
(2) Capitalized costs related to proved properties include ARO costs. The gross ARO for the years presented were as follows:
($ millions)	Canada	China	Indonesia(1)	Total
2018	1,945	158	24	2,127
2017	1,907	214	17	2,138

(1) ARO costs related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Oil and Gas Reserve Information

In Canada, Husky’s proved crude oil, NGL and natural gas reserves are located in the provinces of Alberta, Saskatchewan, British Columbia, and offshore East Coast of Canada. Husky’s international proved reserves are located in China and Indonesia. Please note that the bitumen reserves have been separated from crude oil and prior years have been restated to account for the change in disclosure only.

	Canada				China
Reserves	Crude Oil (mmbbls)	Bitumen (mmbbls)	NGL (mmbbls)	Natural Gas (bcf)	Crude Oil (mmbbls)	Bitumen (mmbbls)	NGL (mmbbls)	Natural Gas (bcf)
Net Proved Reserves(1)(2)(3)(4)
End of Year 2015	180	227	35	1,389	4	—	11	323
Revisions	4	42	3	(23)	—	—	4	94
Purchases	—	3	—	8	—	—	—	—
Sales	(50)	—	—	(58)	—	—	—	—
Improved Recovery	—	—	—	1	—	—	—	—
Discoveries and Extensions	2	16	—	11	—	—	—	—
Production	(36)	(34)	(3)	(155)	(2)	—	(2)	(39)

End of Year 2016	100	254	35	1,173	2	—	13	378

Revisions	43	375	—	214	—	—	3	52
Purchases	—	—	—	—	—	—	—	—
Sales	(10)	—	(1)	(283)	—	—	—	—
Improved Recovery	20	102	—	—	—	—	—	—
Discoveries and Extensions	44	27	1	90	—	—	—	—
Production	(30)	(41)	(3)	(130)	(2)	—	(3)	(52)

End of Year 2017	167	717	32	1,063	—	—	13	378

Revisions	(18)	(360)	(3)	(322)	—	—	2	41
Purchases	—	2	—	8	—	—	—	—
Sales	(1)	—	—	(2)	—	—	—	—
Improved Recovery	8	62	—	—	—	—	—	—
Discoveries and Extensions	5	11	6	206	—	—	6	150
Production	(22)	(42)	(4)	(97)	—	—	(3)	(63)

End of Year 2018	139	390	31	856	—	—	18	506

Net Proved Developed Reserves(1)(2)(3)(4)
End of Year 2015	167	97	32	1,116	4	—	11	323
End of Year 2016	98	104	34	986	2	—	13	378
End of Year 2017	110	154	28	735	—	—	13	378

End of Year 2018	74	90	27	541	—	—	12	356

Net Proved Undeveloped Reserves (1)(2)(3)(4)
End of Year 2015	13	130	2	273	—	—	—	—
End of Year 2016	2	150	1	187	—	—	—	—
End of Year 2017	57	563	4	328	—	—	—	—
End of Year 2018	65	300	4	315	—	—	6	150

	Indonesia(5)				Total(6)
Reserves	Crude Oil (mmbbls)	Bitumen (mmbbls)	NGL (mmbbls)	Natural Gas (bcf)	Crude Oil (mmbbls)	Bitumen (mmbbls)	NGL (mmbbls)	Natural Gas (bcf)	Total Company (mmboe)
Net Proved Reserves(1)(2)(3)(4)
End of Year 2015	—	—	5	202	184	227	51	1,914	781

Revisions	—	—	—	6	4	42	7	77	66
Purchases	—	—	—	—	—	3	—	8	4
Sales	—	—	—	—	(50)	—	—	(58)	(60)
Improved Recovery	—	—	—	—	—	—	—	1	1
Discoveries and Extensions	—	—	—	—	2	16	—	11	20
Production	—	—	—	—	(38)	(34)	(5)	(194)	(109)

End of Year 2016	—	—	5	208	102	254	53	1,759	703

Revisions	—	—	—	(20)	43	375	3	245	461
Purchases	—	—	—	—	—	—	—	—	—
Sales	—	—	—	—	(10)	—	(1)	(283)	(58)
Improved Recovery	—	—	—	—	20	102	—	—	122
Discoveries and Extensions	—	—	—	—	44	27	1	90	87
Production	—	—	—	(3)	(32)	(41)	(6)	(185)	(110)

End of Year 2017	—	—	5	185	167	717	50	1,626	1,205

Revisions	—	—	1	5	(18)	(360)	—	(276)	(425)
Purchases	—	—	—	—	—	2	—	8	4
Sales	—	—	—	—	(1)	—	—	(2)	(1)
Improved Recovery	—	—	—	—	8	62	—	—	70
Discoveries and Extensions	—	—	—	—	5	11	12	356	87
Production	—	—	(1)	(10)	(22)	(42)	(8)	(170)	(100)

End of Year 2018	—	—	5	180	139	390	54	1,542	840

Net Proved Developed
Reserves(1)(2)(3)(4)
End of Year 2015	—	—	—	—	171	97	44	1,439	551
End of Year 2016	—	—	5	133	100	104	52	1,497	506
End of Year 2017	—	—	5	117	110	154	47	1,230	516
End of Year 2018	—	—	5	110	74	90	44	1,007	376

Net Proved Undeveloped Reserves(1)(2)(3)(4)
End of Year 2015	—	—	5	202	13	130	7	475	230
End of Year 2016	—	—	—	75	2	150	1	262	197
End of Year 2017	—	—	—	68	57	563	3	396	689
End of Year 2018	—	—	—	70	65	300	10	535	464

(1)

Net reserves are the Company’s lessor royalty, overriding royalty and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

(2)

Reserves are the estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.

(3)

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

(4)

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(5)

Husky’s beneficial interest in Indonesia and the Madura Strait Block is held by way of a 40 percent interest in Husky - CNOOC Madura Limited (“HCML”), an entity that is party to a PSC with the Government of Indonesia. Husky has entered into a unanimous shareholder agreement dated April 8, 2008 with the other shareholders of HCML that provides for joint control of HCML. International Financial Reporting Standard 11, “Joint Arrangements” (“IFRS 11”), requires Husky to follow the equity method of accounting for its investment in the Madura Strait Block. IFRS 11 focuses on the legal form of the corporate structure in which Husky’s Madura assets are held. Husky holds its interest in the Madura Strait Block through HCML and accordingly is required to use the equity method to account for this interest. As a consequence, Husky has disclosed Indonesia as a separate entity in the above disclosure because the Madura Strait Block is accounted for by the equity method of accounting.

(6)

In addition to the major changes to proved reserves in 2018 described under “Oil and Gas Reserves Disclosures - Reconciliation of Gross Proved Reserves” in Document A - Annual Information Form, bitumen reserves in Sunrise Energy Project were uneconomic under SEC price forecasts as of December 31, 2018 (they were economic in 2017 and uneconomic in 2016) and account for the vast majority of the revisions in 2018. The bitumen discoveries and extensions and improved recovery are also impacted. The 2018 natural gas revision in the SEC is due to the lower SEC gas price.

The Company’s reserve replacement ratio(1) for the last three years was as follows:

Net Proved Oil and Gas Reserves	2018	2017	2016
Excluding Acquisition & Divestiture	(269)%	611%	80%
Including Acquisition & Divestiture	(266)%	558%	29%

(1)

Reserves replacement ratio is calculated as net reserve additions during the period divided by total production during the period. Net reserves additions include: revisions, purchases, sales, improved recovery, and discoveries and extensions. The large positive reserves replacement ratio for 2017 is a reflection of the Sunrise bitumen reserves becoming economic in 2017, and the large negative revision for 2018 is because the Sunrise Energy Project and some Western Canada gas wells were uneconomic using SEC prices.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

The following information has been developed utilizing procedures prescribed by FASB Accounting Standards Codification 932, “Extractive Activities - Oil and Gas” and is based on crude oil and natural gas reserve and production volumes estimated by the Company’s reserves evaluation staff. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating Husky or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the current value of Husky’s reserves.

The future cash flows presented below are based on average sales prices and cost rates, and statutory income tax rates in existence as of the date of the projections. It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2018 was based on the New York Mercantile Exchange 2018 average natural gas cash market price of U.S. $3.10/mmbtu (2017 average - U.S. $2.98/ mmbtu; 2016 average - U.S. $2.48 mmbtu) and on crude oil prices computed with reference to the 2018 average WTI spot price of U.S. $65.55/ bbl (2017 average - U.S. $51.19/bbl; 2016 average - U.S. $42.68/bbl). Natural gas prices for China and Indonesia reserves are based on various Gas Sales Agreements, are included in the AIF, and were updated as result of exchange rate changes.

Standardized Measure	Canada (1)			Other International (1)(2)			Indonesia (1)			Total (1)
(unaudited) ($ millions)	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Future Cash Inflows	25,377	37,720	14,423	6,465	5,707	5,967	1,592	2,016	2,378	33,434	45,443	22,768
Future Production Costs	11,938	17,843	8,378	729	704	548	782	917	1,140	13,449	19,464	10,066
Future Development
Costs	10,922	12,453	7,118	557	135	236	71	89	118	11,550	12,677	7,472
Future Income Taxes	697	2,021	(395)	1,297	1,342	648	178	256	231	2,172	3,619	484

Future Net Cash Flows	1,820	5,403	(678)	3,882	3,526	4,535	561	754	889	6,263	9,683	4,746
Annual 10% Discount	505	2,620	(1,760)	1,392	884	1,170	153	232	357	2,050	3,736	(233)

Standardized Measure of Discounted Future Net Cash Flows	1,315	2,783	1,082	2,490	2,642	3,365	408	522	532	4,213	5,947	4,979

(1)

The schedules above are calculated using year average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2016, 2017 and 2018. The value of exploration properties and probable reserves, future exploration costs, future change in oil and gas prices and in production and development costs are excluded. Natural gas prices for China and Indonesia reserves are based on various Gas Sales Agreements.

(2)	The schedule above includes China for 2016, 2017 and 2018, and Libya for 2016.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

	Canada (1)			Other International (1)(2)			Indonesia (1)			Total (1)
($ millions)	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Future discounted net cash flows at beginning of year	2,783	1,082	2,638	2,642	3,365	2,878	522	532	314	5,947	4,979	5,830
Sales and transfer, net of production costs	(1,488)	(1,623)	(851)	(1,025)	(864)	(621)	(146)	(20)	—	(2,659)	(2,507)	(1,472)
Net change in sales and transfer prices, net of production costs	(1,730)	2,845	(2,435)	(183)	(238)	317	(114)	(10)	56	(2,027)	2,597	(2,062)
Development cost incurred that reduced
Future develop. costs	2,256	1,267	705	150	2	114	23	33	—	2,429	1,302	819
Changes in estimated future development costs	(1,398)	(4,135)	264	(474)	(38)	138	(6)	17	108	(1,878)	(4,156)	510
Extensions, discoveries and improved recovery, net of related costs	1,261	3,006	193	841	—	—	—	—	—	2,102	3,006	193
Revisions of quantity estimates	(648)	2,573	300	299	567	1,180	16	(64)	23	(333)	3,076	1,503
Accretion of discount	414	100	299	284	319	205	61	72	57	759	491	561
Sale of reserves in place	(5)	(658)	(573)	—	—	—	—	—	—	(5)	(658)	(573)
Purchase of reserves in place	30	—	40	—	—	—	—	—	—	30	—	40
Changes in timing of future net cash flows and other	(705)	(621)	(128)	(164)	55	(790)	14	(19)	—	(855)	(585)	(918)
Net change in income taxes	545	(1,053)	630	120	(526)	(56)	38	(19)	(26)	703	(1,598)	548

Net Increase (Decrease)	(1,468)	1,701	(1,556)	(152)	(723)	487	(114)	(10)	218	(1,734)	968	(851)

End of Year	1,315	2,783	1,082	2,490	2,642	3,365	408	522	532	4,213	5,947	4,979

(1)

The schedules above are calculated using year-end average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2016, 2017, and 2018. Natural gas prices for China and Indonesia reserves are based on various Gas Sales Agreements. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.

(2)	The schedule above includes China for 2016, 2017 and 2018, and Libya for 2016.